Exhibit 99.1

Scorpio Bulkers Inc. Announces Underwriters Exercise Option to Purchase Additional Shares

MONACO-- (Marketwired – Jan 7, 2014) - Scorpio Bulkers Inc. (NYSE:SALT / OSLO-OTC:SALT) (the "Company") announced today that the underwriters in the Company's initial public offering, which closed on December 17, 2013, have exercised in full their option to purchase an additional 4,695,000 common shares at the public offering price of $9.75 per share. The sale of these common shares is expected to close on Monday, January 13, 2014 and result in net proceeds of approximately $42.6 million, after deducting underwriters' discounts and commissions. The Company plans to use all of the above-mentioned net proceeds to fund newbuilding vessel capital expenditures.

Following the issuance of the additional 4,695,000 common shares of the over-allotment, the Company will have 137,390,411 common shares issued and outstanding.

Deutsche Bank Securities, Credit Suisse and RS Platou Markets AS are acting as joint book-running managers for the offering and Evercore, Global Hunter Securities, Stifel and Credit Agricole CIB are acting as co-managers for the offering. RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by RS Platou Markets AS is within the United States, RS Platou Markets AS will offer to place common shares with investors through RS Platou Markets, Inc., an affiliated U.S. broker-dealer. The activities of RS Platou Markets AS in the United States will be affected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.

Copies of the final written prospectus may be obtained from Deutsche Bank Securities, Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2386, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; and Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, 1B, New York, NY 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission ("SEC"). The registration statement is available on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Scorpio Bulkers

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. has contracted and agreed to purchase 74 dry bulk vessels consisting of 28 Ultramax, 23 Kamsarmax and 23 Capesize vessels to be delivered starting from the second quarter of 2014 from shipyards in Japan, Korea, China and Romania. Upon final delivery of all of the vessels, the fleet is expected to have a total carrying capacity of approximately 8,000,000 deadweight tonnes. Additional information about the Company is available at the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.

+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com